MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2021

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2021 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the nine months ended September 30, 2021 which are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and audited consolidated financial statements of the Company as at and for the year ended December 31, 2020, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 3, 2021 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns one producing mine in the USA, the Jerritt Canyon Gold Mine, three producing mines in Mexico: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, four mines currently in care and maintenance in Mexico: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 3

2021 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	2021-Q3	2021-Q2	Change Q3 vs Q2	2020-Q3	Change Q3 vs Q3	2021-YTD	2020-YTD	Change
Operational
Ore Processed / Tonnes Milled	943,126	826,213	14%	655,920	44%	2,383,584	1,588,621	50%
Silver Ounces Produced	3,302,086	3,274,026	1%	3,158,866	5%	9,484,135	8,145,421	16%
Silver Equivalent Ounces Produced	7,319,441	6,435,023	14%	5,201,085	41%	18,294,760	14,901,518	23%
Cash Costs per Silver Equivalent Ounce (1)	$14.09	$13.89	1%	$9.48	49%	$13.65	$8.56	60%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$19.93	$19.42	3%	$14.01	42%	$19.60	$13.25	48%
Total Production Cost per Tonne (1)	$106.52	$104.94	2%	$71.56	49%	$101.73	$77.18	32%
Average Realized Silver Price per Ounce (1)	$23.10	$27.32	(15%)	$22.58	2%	$25.74	$19.74	30%

Financial (in $millions)
Revenues	$124.6	$154.1	(19%)	$125.9	(1%)	$379.2	$246.8	54%
Mine Operating Earnings	$3.5	$29.4	(88%)	$48.0	(93%)	$61.1	$61.4	(1%)
Net (Loss) Earnings	($18.4)	$15.6	NM	$30.9	NM	($1.0)	($11.5)	(92%)
Operating Cash Flows before Movements in Working Capital and Taxes	$22.6	$51.2	(56%)	$52.2	(57%)	$104.9	$59.1	77%
Cash and Cash Equivalents	$192.8	$227.1	(15%)	$232.4	(17%)	$192.8	$232.4	(17%)
Working Capital (1)	$262.5	$276.3	(5%)	$266.7	(2%)	$262.5	$266.7	(2%)

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.07)	$0.06	NM	$0.14	NM	$0.00	($0.05)	(93%)
Adjusted EPS (1)	($0.07)	$0.05	NM	$0.12	NM	$0.01	$0.06	(90%)
Cash Flow per Share (1)	$0.09	$0.21	(58%)	$0.24	(64%)	$0.44	$0.28	56%
NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 31 to 37 for a reconciliation of non-GAAP to GAAP measures.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	214,205	234,862	263,645	230,415	943,126
Silver Ounces Produced	1,888,371	508,641	905,074	—	3,302,086
Gold Ounces Produced	20,767	7,498	114	26,145	54,525
Silver Equivalent Ounces Produced	3,422,032	1,061,657	913,481	1,922,270	7,319,441
Cash Costs per Silver Equivalent Ounce	$8.29	$17.09	$12.25	N/A	$14.09
All-in Sustaining Cost per Silver Equivalent Ounce	$11.58	$21.10	$15.28	N/A	$19.93
Cash cost per AuEq Ounce	N/A	N/A	N/A	$1,735	N/A
All-In sustaining costs per AuEq Ounce	N/A	N/A	N/A	$2,286	N/A
Total Production Cost per Tonne	$128.67	$75.76	$41.08	$192.17	$106.52

First Majestic Silver Corp. 2021 Third Quarter Report	Page 4

Operational Highlights

•Total production: During the quarter, total production was 7.3 million silver equivalent ounces, consisting of 3.3 million ounces of silver and 54,525 ounces of gold, representing an increase of 1% and 17%, respectively, compared to the previous quarter primarily due to a 39% or 7,383 ounce increase in gold production from the Jerritt Canyon operation in Nevada.
•Withheld 1.4 million ounces of silver: At the end of the quarter, the Company held 1.4 million ounces of silver in inventory due to suppressed silver prices in the third quarter. Silver sales resumed in the fourth quarter. Furthermore, the Company has not withheld sales of any of its gold production.
•Cash cost per silver equivalent ("AgEq") ounce for the quarter was $14.09 per ounce, compared to $13.89 per ounce in the previous quarter. The increase in cash cost per AgEq ounce was due to the addition of Jerritt Canyon which was producing at a higher cash cost compared to the previous quarter which was affected by a 14-day planned maintenance of the dual roasters. This resulted in lower production during the period, which was partially offset by the lower cash costs at San Dimas and La Encantada.
•All-in sustaining cost ("AISC") per AgEq ounce in the third quarter was $19.93 per ounce compared to $19.42 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to the increase in sustaining capital costs related to the Tailings Storage Facility 2 ("TSF2") lift project at Jerritt Canyon. The increase in AISC was partially offset by increased production at San Dimas and La Encantada.
•Major capital projects continue at Jerritt Canyon: During the quarter, the Company completed the structural fill for the tailings lift on TSF2 and installed approximately 25% of the new liner. In addition, the semi-annual maintenance overhaul for the dual roasters was completed on October 4, 2021. As a result of this planned 14-day maintenance shutdown of the dual roasters, there was an increase in the ore stockpile to approximately 30,000 tonnes during the planned 14-day major maintenance shutdown.
•Stockpiling higher grade material at Ermitaño: During the quarter, the Company continued extracting mineralized material from the development of the Ermitaño ore deposit at Santa Elena. At quarter end, a total of 45,271 tonnes of mineralized material grading 4.0 g/t gold and 41 g/t silver have been placed in surface stockpiles. Over the next few months, the Company anticipates initial batch test processing to begin at the Santa Elena processing plant.
•27 active drill rigs: The Company completed a total of 79,066 metres in exploration drilling across the Company's mines during the quarter. At the end of the quarter, a total of 27 exploration drill rigs were active consisting of 12 rigs at San Dimas, six at Jerritt Canyon, seven rigs at Santa Elena and two rigs at La Encantada.
Financial Highlights

•In the third quarter, the Company generated revenues of $124.6 million compared to $125.9 million in the third quarter of 2020. The decrease in revenues was primarily attributed to inventory changes consisting of withheld sales of 1.4 million ounces of silver which remained in inventory at quarter end, and 970,000 ounces of silver withheld from the second quarter of 2020 and sold in the third quarter of 2020. The realized price of silver averaged $23.10 per ounce during the quarter, a 2% increase compared to $22.58 in the third quarter of 2020. Had the Company sold the withheld inventory, the Company would have generated approximately $33.2 million in additional revenue using the quarterly average realized price of $23.10 per ounce.
•The Company realized mine operating earnings of $3.5 million compared to mine operating earnings of $48.0 million in the third quarter of 2020. The decrease in mine operating earnings was primarily attributed to lower silver ounces sold along with higher costs primarily attributed to the first full quarter of operations of Jerritt Canyon.
•Net loss for the quarter was $18.4 million (EPS of ($0.07)) compared to net earnings of $30.9 million (EPS of $0.14) in the third quarter of 2020. The decrease in net earnings was primarily attributed to the reduction in revenue as a result of the decision to withhold the sale of 1.4 million ounces of silver at the end of the quarter.
•Adjusted net loss (a non-GAAP measure) for the quarter, normalized for non-cash or unusual items such as unrealized gain or loss on marketable securities, share-based payments and deferred income taxes for the quarter ended September 30, 2021, was $18.1 million (Adjusted EPS of ($0.07)) compared to adjusted net earnings of $25.7 million (Adjusted EPS of $0.12) in the third quarter of 2020.
•Operating cash flow before movements in working capital and taxes in the quarter was an inflow of $22.6 million ($0.09 per share) compared to a cash inflow of $52.2 million ($0.24 per share) in the third quarter of 2020.
•As of September 30, 2021, the Company had cash and cash equivalents of $192.8 million and working capital of $262.5 million.

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OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2021			2020				2019
PRODUCTION HIGHLIGHTS	Q3	Q2(4)	Q1	Q4	Q3	Q2(2)	Q1	Q4
Ore processed/tonnes milled
San Dimas	214,205	202,382	199,466	208,648	189,918	114,390	200,109	182,265
Santa Elena	234,862	234,381	185,358	168,276	204,577	89,590	177,834	196,640
La Encantada	263,645	242,839	229,421	248,408	261,425	129,579	221,200	221,049
Jerritt Canyon	230,415	146,611	—	—	—	—	—	—
Non-producing properties(1)	—	—	—	—	—	—	—	26,528
Consolidated	943,126	826,213	614,245	625,332	655,920	333,559	599,142	626,482

Silver equivalent ounces produced
San Dimas	3,422,032	3,176,725	2,910,946	3,477,061	3,125,662	2,395,633	3,672,169	3,516,117
Santa Elena	1,061,657	1,140,398	884,332	901,630	1,091,026	595,651	1,593,400	1,592,397
La Encantada	913,481	847,502	745,018	1,098,800	984,397	514,092	929,487	991,856
Jerritt Canyon	1,922,270	1,270,398	—	—	—	—	—	—
Non-producing properties(1)	—	—	—	—	—	—	—	133,042
Consolidated	7,319,441	6,435,023	4,540,296	5,477,492	5,201,085	3,505,376	6,195,057	6,233,412

Silver ounces produced
San Dimas	1,888,371	1,868,031	1,716,143	1,941,286	1,678,075	1,102,931	1,677,376	1,658,721
Santa Elena	508,641	565,453	453,528	418,153	502,375	222,100	550,133	619,321
La Encantada	905,074	840,541	738,354	1,093,521	978,416	509,544	924,472	987,630
Non-producing properties(1)	—	—	—	—	—	—	—	82,752
Consolidated	3,302,086	3,274,026	2,908,024	3,452,959	3,158,866	1,834,575	3,151,980	3,348,424

Gold ounces produced
San Dimas	20,767	19,227	17,448	19,980	18,268	12,042	21,308	21,713
Santa Elena	7,498	8,453	6,327	6,294	7,428	3,677	10,842	11,391
Jerritt Canyon	26,145	18,762	—	—	—	—	—	—
Consolidated	54,410	46,442	23,775	26,274	25,696	15,719	32,150	33,104

Cash cost per Ounce(3)
San Dimas (per AgEq Ounce)	$8.29	$10.17	$10.00	$8.49	$7.74	$6.43	$7.15	$6.86
Santa Elena (per AgEq Ounce)	$17.09	$16.70	$20.18	$16.50	$13.81	$11.44	$9.25	$8.73
La Encantada (per AgEq Ounce)	$12.25	$13.66	$13.77	$10.42	$10.16	$9.55	$10.80	$10.15
Jerritt Canyon (per AuEq Ounce)	$1,735	$1,407	$—	$—	$—	$—	$—	$—
Consolidated (per AgEq Ounce)	$14.09	$13.89	$12.61	$10.21	$9.48	$7.76	$8.25	$8.23

All-in sustaining cost per Ounce(3)
San Dimas (per AgEq Ounce)	$11.58	$14.22	$14.31	$12.32	$10.74	$10.70	$9.86	$10.01
Santa Elena (per AgEq Ounce)	$21.10	$21.31	$25.66	$21.76	$16.36	$15.02	$10.60	$10.70
La Encantada (per AgEq Ounce)	$15.28	$15.97	$16.30	$12.39	$12.12	$11.76	$13.33	$12.69
Jerritt Canyon (per AuEq Ounce)	$2,286	$1,679	$—	$—	$—	$—	$—	$—
Consolidated (per AgEq Ounce)	$19.93	$19.42	$19.35	$16.12	$14.01	$13.95	$12.23	$12.81

Production cost per tonne
San Dimas	$128.67	$153.43	$140.29	$135.13	$120.60	$129.67	$126.33	$127.19
Santa Elena	$75.76	$79.17	$94.15	$86.32	$71.44	$74.50	$81.04	$68.77
La Encantada	$41.08	$45.71	$42.99	$43.72	$36.04	$36.80	$43.82	$43.92
Jerritt Canyon	$192.17	$177.30	$—	$—	$—	$—	$—	$—
Consolidated	$106.52	$104.94	$90.03	$85.68	$71.56	$78.78	$82.41	$78.62
1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines which are currently placed on temporary suspension.
2) In response to the COVID-19 pandemic, the Mexican Ministry of Health issued a decree requiring non-essential businesses, including mining, to temporarily suspend activities until May 23, 2020. As a result, production and costs were adversely affected during the quarter.
3) Effective January 1, 2021, the Company is reporting its cash costs and all-in sustaining costs on a per silver equivalent ("AgEq") ounce basis. Cash cost and AISC per AgEq Ounce for previous comparative periods were updated based on the new metric. See "Non-GAAP" section.
4) Jerritt Canyon production was from April 30, 2021 to June 30, 2021, or 62 days.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 6

Operating Results – Consolidated Operations

CONSOLIDATED	2021-Q3	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q3 vs Q2	Change '21 vs '20

Ore processed/tonnes milled	943,126	826,213	614,245	2,383,584	1,588,621	14%	50%
Average silver grade (g/t)	122	137	166	138	181	(11%)	(24%)
Average gold grade (g/t)	2.00	1.80	1.26	1.74	1.50	11%	16%
Silver recovery (%)	90%	90%	89%	89%	88%	0%	1%
Gold recovery (%)	90%	91%	96%	92%	96%	(1%)	(4%)

Production
Silver ounces produced	3,302,086	3,274,026	2,908,024	9,484,135	8,145,421	1%	16%
Gold ounces produced	54,525	46,544	23,873	124,942	73,738	17%	69%
Silver equivalent ounces produced	7,319,441	6,435,023	4,540,296	18,294,760	14,901,518	14%	23%

Cost
Cash cost per AgEq Ounce	$14.09	$13.89	$12.61	$13.65	$8.56	1%	59%
All-In sustaining costs per AgEq Ounce	$19.93	$19.42	$19.35	$19.60	$13.25	3%	48%
Total production cost per tonne	$106.52	$104.94	$90.03	$101.73	$77.18	2%	32%

Underground development (m)	11,827	13,490	13,707	39,024	25,131	(12%)	55%
Diamond drilling (m)	79,066	53,608	39,552	172,225	97,460	47%	77%

Production
Total production in the third quarter was 7.3 million silver equivalent ounces, consisting of 3.3 million ounces of silver and 54,525 ounces of gold, representing an increase of 1% and 17%, respectively, compared to the previous quarter primarily due to a 39% increase in gold production from the Jerritt Canyon operation in Nevada.

Total ore processed amounted to 943,126 tonnes, representing a 14% increase compared to the previous quarter. The increase in tonnes processed was primarily due to a 57% increase in tonnes milled at Jerritt Canyon while operating for a full quarter under First Majestic's control, in addition to a 9% increase in tonnes milled at La Encantada and a 6% increase in tonnes milled at San Dimas.

Consolidated silver grades in the quarter averaged 122 g/t compared to 137 g/t in the previous quarter and consolidated gold grades averaged 2.00 g/t compared to 1.80 g/t in the prior quarter. Consolidated silver grades at the three Mexican mines decreased 4% compared to the prior quarter primarily due to slightly lower grades at San Dimas and La Encantada. Gold grades increased by 11% when compared to the prior quarter due to higher gold grades at Jerritt Canyon and San Dimas during the quarter. Consolidated silver and gold recoveries both averaged 90%.

Cash Cost and All-In Sustaining Cost per Ounce
Cash cost per silver equivalent ("AgEq") ounce for the quarter was $14.09 per ounce, compared to $13.89 per ounce in the previous quarter. The increase in cash cost per AgEq ounce was due to the addition of Jerritt Canyon which was producing at a higher cash cost compared to the previous quarter as a result of a 14-day planned maintenance of the dual roaster. This resulted in lower production during the period, which was partially offset by the lower cash costs at San Dimas and La Encantada.

All-in Sustaining Cost ("AISC") per AgEq ounce in the third quarter was $19.93 per ounce compared to $19.42 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to the increase in sustaining capital costs related to the Tailings Storage Facility 2 ("TSF2") lift project at Jerritt Canyon. The increase in AISC was partially offset by decreases at San Dimas and La Encantada as a result of increased rates of production.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 7

Development and Exploration
During the quarter, the Company completed 11,827 metres of underground development and 79,066 metres of diamond drilling, compared to 13,490 metres and 53,608 metres, respectively, in the previous quarter.

The Company completed a total of 79,066 metres in exploration drilling across the Company's mines during the quarter. At the end of the quarter, a total of 27 exploration drill rigs were active consisting of twelve rigs at San Dimas, six at Jerritt Canyon, seven rigs at Santa Elena and two rigs at La Encantada.

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver and gold mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2021-Q3	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q3 vs Q2	Change '21 vs '20

Total ore processed/tonnes milled	214,205	202,382	199,466	616,053	504,417	6%	22%
Average silver grade (g/t)	289	301	285	291	292	(4%)	0%
Average gold grade (g/t)	3.14	3.07	2.83	3.02	3.30	2%	(8%)
Silver recovery (%)	95%	95%	94%	95%	94%	0%	1%
Gold recovery (%)	96%	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	1,888,371	1,868,031	1,716,143	5,472,545	4,458,381	1%	23%
Gold ounces produced	20,767	19,227	17,448	57,442	51,618	8%	11%
Silver equivalent ounces produced	3,422,032	3,176,725	2,910,946	9,509,703	9,193,464	8%	3%

Cost
Cash cost per AgEq Ounce	$8.29	$10.17	$10.00	$9.44	$7.16	(18%)	32%
All-In sustaining costs per AgEq Ounce	$11.58	$14.22	$14.31	$13.30	$10.38	(19%)	28%
Total production cost per tonne	$128.67	$153.43	$140.29	$140.56	$124.93	(16%)	13%

Underground development (m)	5,237	6,637	8,242	20,116	17,700	(21%)	14%
Diamond drilling (m)	32,086	26,382	24,078	82,546	61,123	22%	35%

During the third quarter, San Dimas produced 1,888,371 ounces of silver and 20,767 ounces of gold representing an increase of 1% and 8%, respectively, compared to the prior quarter for total production of 3,422,032 silver equivalent ounces, compared to 3,176,725 silver equivalent ounces in the prior quarter.

The mill processed a total of 214,205 tonnes of ore with average silver and gold grades of 289 g/t and 3.14 g/t, respectively, compared to 202,382 tonnes milled with average silver and gold grades of 301 g/t and 3.07 g/t in the previous quarter. The Central Block and Sinaloa Graben areas contributed approximately 62% and 29%, respectively, of the total production during the quarter. In addition, the Tayoltita, El Cristo and West Block areas contributed approximately 9% of total production in the quarter. Silver and gold grades are expected to increase in the fourth quarter as a major high-grade area within the Jessica vein of the Central Block was brought into production in September.

Silver and gold recoveries averaged 95% and 96%, respectively, during the quarter which were consistent with the prior quarter.

In the third quarter, cash cost per AgEq ounce was $8.29 per ounce compared to $10.17 per ounce in the prior quarter. The decrease in cash costs during the quarter was primarily due to lower energy costs as the mine was able to generate more

First Majestic Silver Corp. 2021 Third Quarter Report	Page 8

energy from its hydroelectric plant, compared to higher cost of electricity that was required from the national grid in the prior quarter. Costs were further reduced as a result of an 8% increase in silver equivalent ounces produced along with a 21% reduction in ore development metres compared to the prior quarter .

AISC per AgEq ounce for the quarter was $11.58 per ounce compared to $14.22 per ounce in the prior quarter, primarily due to a decrease in cash costs and a decrease in sustainable investments in property, plant and equipment and development costs.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 per ounce of gold (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at September 30, 2021 was 70:1. During the third quarter, the Company delivered 11,346 ounces (2020 - 9,285 ounces) of gold to WPMI at $618 (2020 - $612) per ounce.

A total of 5,237 metres of underground development was completed in the third quarter, compared to 6,637 metres in the prior quarter. During the third quarter, 10 underground drills completed 32,086 metres compared to 26,382 metres in the prior quarter. Exploration drilling in the quarter continued to focus in the Central, Sinaloa, Tayoltita and El Cristo Blocks.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 9

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine including mining concessions totaling over 102,244 hectares, inclusive of the Ermitaño concessions and ore deposit.

SANTA ELENA	2021-Q3	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q3 vs Q2	Change '21 vs '20

Total ore processed/tonnes milled	234,862	234,381	185,358	654,600	472,000	0%	39%
Underground tonnes
Tonnes milled	160,012	166,969	122,401	449,382	316,860	(4%)	42%
Average silver grade (g/t)	92	100	106	99	117	(8%)	(15%)
Average gold grade (g/t)	1.23	1.39	1.37	1.33	1.92	(12%)	(31%)
Heap leach tonnes
Tonnes milled	74,849	67,412	62,957	205,217	155,141	11%	32%
Average silver grade (g/t)	37	33	35	35	34	12%	3%
Average gold grade (g/t)	0.63	0.62	0.61	0.62	0.65	2%	(5%)
Silver recovery (%)	91%	93%	93%	92%	93%	(2%)	(1%)
Gold recovery (%)	96%	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	508,641	565,453	453,528	1,527,621	1,274,608	(10%)	20%
Gold ounces produced	7,498	8,453	6,327	22,279	21,948	(11%)	2%
Silver equivalent ounces produced	1,061,657	1,140,398	884,332	3,086,388	3,280,078	(7%)	(6%)

Cost
Cash cost per AgEq Ounce	$17.09	$16.70	$20.18	$17.83	$11.17	2%	60%
All-In sustaining costs per AgEq Ounce	$21.10	$21.31	$25.66	$22.48	$13.32	(1%)	69%
Total production cost per tonne	$75.76	$79.17	$94.15	$82.18	$75.64	(4%)	9%

Underground development (m)	4,195	4,994	4,500	13,689	3,820	(16%)	258%
Diamond drilling (m)	19,609	17,915	12,607	50,130	20,584	9%	144%
During the third quarter, Santa Elena produced 1,061,657 silver equivalent ounces, consisting of 508,641 ounces of silver and 7,498 ounces of gold, representing a decrease of 10% and 11%, respectively compared to the prior quarter.

The mill processed a total of 234,862 tonnes during the quarter, consisting of 160,012 tonnes from the underground mine ore and 74,849 tonnes from the above ground heap leach pad compared to 234,381 total tonnes in the prior quarter. Underground production rates were slightly lower than budget due to the loss of the main ventilation fan in August which restricted mining in the 290 level of the Main vein. A new ventilation fan was successfully installed in September and underground rates returned to normal levels.

During the quarter, silver and gold grades from underground ore averaged 92 g/t and 1.23 g/t, respectively, compared to 100 g/t and 1.39 g/t in the prior quarter. Above ground heap leach pad averaged 37 g/t and 0.63 g/t, compared to 33 g/t and 0.62 g/t in the prior quarter.

Silver and gold recoveries in the third quarter averaged 91% and 96%, respectively, consistent with the previous quarter.

Cash cost per AgEq ounce in the third quarter was $17.09 per ounce compared to $16.70 per ounce in the previous quarter. The increase in cash cost was primarily attributed to a 7% decrease in production due to lower grades compared to the previous quarter.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 10

AISC per AgEq ounce for the quarter was $21.10 per ounce compared to $21.31 per ounce in the prior quarter. The decrease was primarily attributed to a decrease in sustainable mine development metres.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its Santa Elena underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the quarter, the Company delivered 1,472 ounces (2020 - 1,730 ounces) of gold to Sandstorm at an average selling price of $468 per ounce of gold (2020 - $463 per ounce).

In the third quarter, Santa Elena completed a total of 4,195 metres of underground development, compared to 4,994 metres in the previous quarter.

At the Ermitaño project approximately four kilometres from the Santa Elena processing plant, extraction of mineralized material from the development of the Ermitaño orebody continued with a total of 45,271 tonnes of material grading 4.0 g/t gold and 41 g/t silver are now on the surface in stockpiles. The Company is planning to begin initial batch testing at the Santa Elena processing plant in the coming weeks. In addition, the main access road connecting the new mine to the Santa Elena processing plant was completed in October.

During the third quarter, the lab at Santa Elena completed and passed its ISO 9001 surveillance audit determining the facility is fully compliant with the management system quality standards for sample preparation, geochemical and assay services.

A total of seven drill rigs, consisting of four surface rigs and three underground rigs, were active at the end of the quarter, completing 19,609 metres compared to 17,915 metres in the prior quarter. At Santa Elena, near-mine drilling focused on the Santa Elena main, Alejandra del Bajo and Fenix veins. Brownfield drilling was carried out at Santa Elena Norte vein while greenfield drilling targeted the El Colmillo area. Drilling at Santa Elena demonstrates the continuity of the deep ore shoot at the Alejandra del Bajo vein and intersects a significant vein width in the deep main vein zone. Drilling at Ermitaño continues to delineate significant vein widths in the eastern extension and at the Ermitaño-Splay infill.

The Santa Elena mine team is currently working with the Ermitaño project team to begin shipping ore from the Ermitaño stockpile to be processed in the Santa Elena plant in the fourth quarter.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 11

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2021-Q3	2021-Q2	2021-Q1	2021-YTD	2020-YTD	Change Q3 vs Q2	Change '21 vs '20

Ore processed/tonnes milled	263,645	242,839	229,421	735,905	612,204	9%	20%
Average silver grade (g/t)	134	138	131	134	158	(3%)	(15%)
Silver recovery (%)	80%	78%	77%	78%	78%	2%	0%

Production
Silver ounces produced	905,074	840,541	738,354	2,483,969	2,412,432	8%	3%
Gold ounces produced	114	102	97	314	172	12%	83%
Silver equivalent ounces produced	913,481	847,502	745,018	2,506,001	2,427,976	8%	3%

Cost
Cash cost per AgEq Ounce	$12.25	$13.66	$13.77	$13.18	$10.28	(10%)	28%
All-In sustaining costs per AgEq Ounce	$15.28	$15.97	$16.30	$15.81	$12.50	(4%)	26%
Total production cost per tonne	$41.08	$45.71	$42.99	$43.19	$39.01	(10%)	11%

Underground development (m)	722	827	965	2,514	2,786	(13%)	(10%)
Diamond drilling (m)	5,196	4,905	2,867	12,968	10,510	6%	23%

During the quarter, La Encantada produced 905,074 silver ounces, representing a 8% increase in production compared to the previous quarter primarily due to a 9% increase in tonnes processed. The La Prieta and San Javier caving areas contributed approximately 77% and 3%, respectively, of the total production during the quarter. In addition, previously mined backfill areas contributed approximately 20% of total production during the quarter.

The mill processed a total of 263,645 tonnes with an average silver grade and recovery during the quarter of 134 g/t and 80%, respectively, compared to 138 g/t and 78%, respectively, in the previous quarter.

Cash cost per AgEq ounce for the quarter was $12.25 compared to $13.66 in the previous quarter. The decrease in cash cost per AgEq ounce was primarily due to the 8% increase in silver equivalent ounces produced.

AISC per AgEq ounce for the quarter was $15.28 per ounce, a decrease of 4% compared to $15.97 per ounce in the previous quarter primarily due to the decrease in cash cost per AgEq ounce.

A total of 722 metres of underground development were completed in the third quarter compared to 827 metres in the prior quarter. One underground and one surface drill completed 5,196 metres of drilling compared to 4,905 metres in the previous quarter.

During the third quarter, the Company entered into a surface access agreement with the Tenochtitlan Ejido to gain access to the 10,100 hectares of land owned by the Ejido's, covering the Company's 4,076 hectares of mineral concessions at La Encantada. This new agreement allows the Company, for the first time since owning the mine, to initiate surface exploration programs on this large Ejido land package.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 12

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mine located in Northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tonnes per day (“tpd”). The property consists of a large, under explored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2021-Q3	2021-Q2	2021-YTD	Change Q3 vs Q2

Ore processed/tonnes milled	230,415	146,611	377,026	57%
Average gold grade (g/t)	4.19	4.03	4.13	4%
Gold recovery (%)	84%	84%	84%	0%

Production
Gold ounces produced	26,145	18,762	44,907	39%
Gold equivalent ounces produced	26,145	18,762	44,907	39%
Silver equivalent ounces produced	1,922,270	1,270,398	3,192,668	51%

Cost
Cash cost per AuEq Ounce	$1,735	$1,407	$1,598	23%
All-In sustaining costs per AuEq Ounce	$2,286	$1,679	$2,032	36%
Total production cost per tonne	$192.17	$177.30	$186.46	8%

Underground development (m)	1,673	1,032	2,705	62%
Diamond drilling (m)	22,175	4,406	26,581	403%
During the quarter, Jerritt Canyon produced 26,145 ounces of gold, representing a 39% increase compared to the prior quarter. The increase was primarily due to achieving a full quarter of production under the Company's ownership as well as improved underground mine and plant production rates, whereas the prior quarter only included two months of production since the April 30, 2021 acquisition date.

The mill processed a total of 230,415 tonnes with an average gold grade and recovery of 4.19 g/t and 84%, respectively, compared to 146,611 tonnes with an average grade and recovery of 4.03 g/t and 84%, respectively in the prior quarter. Increased ore development rates and processing of lower ore grade from surface material continued during the quarter which resulted in higher average tonnage and ore grades processed in the plant.

The SSX and Smith mines contributed approximately 42% and 38%, respectively, of the total production during the quarter. In addition, numerous lower grade surface stockpiles contributed approximately 20% of total production during the quarter.

Cash cost per AuEq ounce for the quarter was $1,735 compared to $1,407 in the prior quarter primarily due to a 14-day planned major maintenance of the dual roasters at the end of the current quarter as well as the new Nevada State mineral tax effective July 1, 2021. AISC per AuEq ounce for the quarter was $2,286 per ounce, compared to $1,679 in the prior quarter primarily due to the TSF2 tailings lift project.

The majority of permitting, preparation and construction activities for the TSF2 12 foot (3.7 metres) tailings lift project, occurred during the quarter with completion expected in the fourth quarter. The estimated cost of $12.3 million lift will be expected to provide over two years of additional deposition storage for tailings material at the site. In addition, construction activities on the TSF2 advanced with the completion of the structural fill and approximately 25% of the new liner installation. The lift project remains ahead of schedule with expected completion in November. The majority of the lift costs are captured in the third quarter and as a result, the mine is expecting AISC to decrease in the fourth quarter and normalize at the beginning of 2022 after the completion of the lift.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 13

The semi-annual maintenance overhaul of the dual roasters was completed on October 4th. There was an increase in the ore stockpile to approximately 30,000 tonnes during the planned 14-day major maintenance shutdown. This large surface stockpile is expected to be completely processed during the fourth quarter. Currently, the processing plant is operating at a rate of 3,000 tonnes per day.

A total of six drill rigs, consisting of three surface rigs and three underground rigs, were active at the end of the quarter. A total of 1,673 metres of underground development were drilled during the quarter.

At the end of the quarter, the underground connection drift between the SSX and Smith mines was approximately 75% complete and the project remains on schedule for completion by the end of the year. The new connection is expected to reduce transportation bottlenecks and improve movement efficiencies of personnel and equipment. In addition, the connection drift is expected to support future exploration activities.

Since the acquisition announcement in January 2021, First Majestic has been developing a long-term mine and exploration plan for the future of the operation. The Company has identified numerous projects that will be implemented over the next 12 to 24 months to improve production and reduce costs at the mine and processing plant, including:

1.Connect the two underground Smith and SSX producing mines with an underground development drift which will be used for future ore haulage and exploration activities
2.Obtain permits for potential pushbacks of past-producing open pits for future mill feed
3.Test over 25 high-priority exploration targets, both near-mine and greenfield
4.Evaluate and complete ore purchase opportunities with third parties to fill roaster excess capacity
5.Execute a roaster expansion capacity study for future growth
6.Optimize the water treatment plant for mine dewatering prioritization
7.Complete the lift upgrade and develop a long-term TSF plan
8.Optimize the underground mining plan and execution of mining with the mine contractor

It should be noted that many of the anticipated benefits from these modifications are not yet reflected in the forecasted operating results and are expected to take several quarters to materialize.

In late October, the Company executed an agreement with the Nevada Division of Environmental Protection ("NDEP") relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. The estimated costs are $17.6 million and would need to be funded by October 31, 2022.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 14

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO 9001 certified central laboratory, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been temporarily suspended since September 2019. The Company is in discussions with the La Parrilla Ejido to continue the long-term land use agreement at La Parrilla.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine has been temporarily suspended since January 2020 in order to improve overall operating cash flows and profit margins while focusing on the exploration program in the area. The exploration program will continue to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to lower economics and growing insecurity in the area and safety concerns for our workforce. The Company continues to work with government authorities to secure the area and continued to maintain the mine and plant facilities, including advancing a buttressing project on the TSF2 tailing impoundment. The re-opening date is contingent on economics and security conditions in the region and cannot be determined at this time.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping, de-watering of the underground mine and water treatment continue.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 15

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.
Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares) was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares) was paid in on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price) is payable upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 16

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended September 30, 2021 and 2020 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2021	2020	Variance %

Revenues	$124,646	$125,881	(1%)	(1)
Mine operating costs
Cost of sales	92,006	60,275	53%	(2)
Depletion, depreciation and amortization	29,122	17,573	66%	(3)
	121,128	77,848	56%

Mine operating earnings	3,518	48,033	(93%)

General and administrative expenses	6,213	5,520	13%
Share-based payments	3,069	1,703	80%
Mine holding costs	3,344	4,184	(20%)	(4)
Loss on divestiture of exploration projects	—	(6,421)	(100%)	(5)
Acquisition costs	127	—	100%
Foreign exchange loss	1,676	5,340	(69%)
Operating (loss) earnings	(10,911)	37,707	NM
Unrealized gain on foreign currency derivatives	—	7,541	(100%)	(6)
Investment and other (loss) income	(4,863)	2,741	NM	(7)
Finance costs	(4,027)	(3,650)	(10%)
(Loss) earnings before income taxes	(19,801)	44,339	NM
Current income tax expense	6,678	3,842	(74%)
Deferred income tax (recovery) expense	(8,073)	9,551	NM
Income tax (recovery) expense	(1,395)	13,393	(110%)	(8)
Net (loss) earnings for the period	($18,406)	$30,946	NM	(9)

(Loss) earnings per share (basic)	($0.07)	$0.14	NM	(9)
(Loss) earnings per share (diluted)	($0.07)	$0.14	NM	(9)

NM - Not meaningful

1.Revenues in the quarter decreased $1.2 million compared to the same quarter of the previous year primarily attributed to:
•a decrease in payable silver equivalent ounces sold mainly attributed to inventory changes consisting of:
◦1.4 million ounces of silver withheld in inventory in anticipation of higher silver prices in the fourth quarter;
◦970,000 ounces of silver and 6,000 ounces of gold which were sold in the third quarter of 2020 that were held as finished goods inventory at the end of the second quarter of 2020; and
partially offset by:
◦ 26,195 ounces of gold sold by Jerritt Canyon.
Had the Company sold the withheld inventory of 1.4 million ounces of silver, the Company would have generated approximately $33.2 million in additional revenue using the quarterly average realized price of $23.10 per ounce;
Partially offset by:
•a 2% increase in realized silver price per ounce sold, which averaged $23.10 during the quarter compared to $22.58 in the third quarter of 2020, resulting in a $3.6 million increase in revenues.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 17

2.Cost of sales in the quarter increased $31.7 million compared to the same quarter of the previous year primarily due to:
•the addition of the Jerritt Canyon mine which incurred $44.9 million in cost of sales during its first full quarter of operations;
•a stronger Mexican Peso against the U.S. Dollar, which averaged 9% higher compared to the third quarter of 2020;

Partially offset by:
•a $24.4 million decrease in change in inventory expense due to a $14 million reduction in inventory expense from the 1.4 million silver ounces of withheld inventory in the third quarter of 2021 compared to an inventory expense of $9.7 million in the third quarter of 2020 related to 0.9 million silver ounces withheld at the end of the second quarter of 2020.

3.Depletion, depreciation and amortization in the quarter increased $11.5 million compared to the same quarter of the previous year, primarily as a result of:
•the addition of the Jerritt Canyon mine which incurred $14.8 million during the quarter, a full three month operating period;
Partially offset by:
•a decrease of $3.5 million at San Dimas and La Encantada during the quarter primarily due to the withheld inventory which resulted in a deferral of depletion, depreciation and amortization expenses relating to these withheld ounces.

4.Mine holding costs decreased by $0.8 million compared to the same quarter of 2020, primarily due to a decrease in labour costs at Del Toro, San Martin and La Parrilla following restructuring that took place in 2020.

5.Gain on divestiture of exploration project $6.4 million during the same quarter of the previous year relates to the arrangement to option the La Joya project to Silver Dollar Resources Inc. in September 2020.

6.Fair value adjustment on foreign currency derivatives a gain of $7.5 million in the third quarter of the prior year related to mark-to-market adjustments on the Company's foreign currency derivatives, which were fully settled as at December 31, 2020. The Company utilized these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

7.Investment and other (loss) income decrease of $7.6 million compared to the third quarter of the prior year, primarily due to a $5.2 million unrealized loss on investment compared to an unrealized gain of $2.7 million in the same quarter of the prior year.

8.During the quarter, the Company recorded an income tax recovery of $1.4 million compared to an expense of $13.4 million in the third quarter of 2020. The increase in income tax recovery was primarily due to inflationary effects on the tax loss carryforwards, the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances and timing differences on the deductibility of capital expenditures for tax and accounting purposes.

9.As a result of the foregoing, net loss for the quarter was $18.4 million (EPS of ($0.07)) compared to net earnings of $30.9 million (EPS of $0.14) in the same quarter of the prior year.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 18

For the year to date ended September 30, 2021, and 2020 (in thousands of dollars, except for per share amounts):

	Year to date	Year to date	Variance %
	2021	2020	'21 vs '20

Revenues	$379,241	$246,801	54%	(1)
Mine operating costs
Cost of sales	244,849	136,297	80%	(2)
Cost of sales - standby costs	—	10,112	(100%)	(3)
Depletion, depreciation and amortization	73,335	39,006	88%	(4)
	318,184	185,415	72%

Mine operating earnings	61,057	61,386	(1%)

General and administrative	20,075	17,650	14%
Share-based payments	9,431	6,028	56%
Acquisition costs	1,950	—	100%	(5)
Mine holding costs	9,571	14,566	(34%)	(6)
Loss on divestiture of exploration projects	—	3,685	(100%)	(7)
Foreign exchange (gain) loss	(903)	8,743	(110%)
Operating earnings	20,933	10,714	95%
Fair value adjustment on foreign currency derivatives	—	(4,862)	(100%)	(8)
Investment and other (loss) income	(3,684)	7,460	(149%)	(9)
Finance costs	(11,927)	(11,056)	(8%)
Earnings before income taxes	5,322	2,256	NM
Current income tax expense	25,540	5,851	NM
Deferred income tax (recovery) expense	(19,266)	7,863	NM
Income tax expense	6,274	13,714	(54%)	(10)
Net loss for the period	($952)	($11,458)	NM	(11)

Earnings (loss) per share (basic and diluted)	$0.00	($0.05)	NM	(11)

NM - Not meaningful
1.Revenues in the nine months ended September 30, 2021 increased $132.4 million or 54% compared to same period of the previous year, primarily attributed to the increase in production from the Mexican operations attributed to the reduced effect of the temporary COVID-19 Suspension and units operating with limited workforce levels in the third quarter of the previous year, as well as the following factors:
•$87.4 million increase due to a 30% increase in realized silver price per ounce sold, which averaged $25.74 compared to $19.74 in the prior year; and
•$45.0 million increase due to a 16% increase in payable silver equivalent ounces sold compared to the prior year mainly due to the addition of Jerritt Canyon and partially offset by the 1.4 million ounces of silver withheld in inventory in anticipation of higher prices in the fourth quarter. Had the Company sold the withheld inventory, the Company would have generated approximately $33.2 million in additional revenue using the quarterly average realized price of $23.10 per ounce.
2.Cost of sales in the year increased $108.6 million or 80% compared to 2020 as a result of the following factors:
•the addition of the Jerritt Canyon mine on April 30, 2021, which contributed $76.6 million to cost of sales since its acquisition by First Majestic;
•a 26% increase in throughput from the Mexican operations compared to 2020 primarily attributed to an increase in operational days due to lower impact from the COVID-19 Suspension;

First Majestic Silver Corp. 2021 Third Quarter Report	Page 19

•a stronger Mexican Peso against the U.S. Dollar, which averaged 8% higher compared to the same period of 2020;
Partially offset by:
•a $13.4 million increase in change in inventory expense due to approximately 1.4 million ounces of silver withheld as finished goods inventory in the third quarter of 2021 due to lower silver prices.
3.Standby costs in 2020 were primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines during the temporary COVID-19 Suspensions, as well as $2.0 million incurred during a 13-day union work stoppage at San Dimas during the third quarter of 2020.

4.Depletion, depreciation and amortization in the year increased $34.3 million or 88% compared to the previous year primarily as a result of the addition of the Jerritt Canyon mine, which contributed $25.1 million during the year, and $8.6 million increase from Mexican operations due to an increase in throughput and higher mining interest and property plant and equipment balances.

5.Acquisition costs of $2.0 million relates to due diligence costs and closing fees incurred in connection with the acquisition of the Jerritt Canyon Canada Ltd. which closed on April 30, 2021.

6.Mine holding costs for the year decreased $5.0 million compared to the previous year primarily due to a decrease in labour costs at Del Toro, San Martin and La Parrilla following restructuring that took place in early 2020.

7.Loss on divestiture of exploration projects in 2020 related to $10.1 million loss on the sale of the Plomosas project to GR Silver Mining Ltd. in March 2020.

8.Fair value adjustment on foreign currency derivatives of $4.9 million loss during 2020 related to mark-to-market adjustments on the Company's foreign currency derivatives, which have been fully settled as at December 31, 2020. The Company utilized these foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos.

9.Investment and other income in the year decreased $11.1 million primarily due to a $2.8 million unrealized loss on investment compared to an unrealized gain of $4.4 million in the same quarter of the prior year as well as a $2.1 million write-down on assets held-for-sale in relation to the sale of certain AG mill equipment to Condor Gold PLC.

10.During the nine months ended September 30, 2021, the Company recorded an income tax expense of $6.3 million, compared to $13.7 million in 2020. The decrease in income tax expense was primarily driven by the inflationary adjustment on Mexican tax bases, timing differences on the deductibility of capital expenditures for tax and accounting purposes, and the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

11.As a result of the foregoing, net loss for the nine months ended September 30, 2021 was $1.0 million (EPS of $0.00), compared to net loss of $11.5 million (EPS of ($0.05)) in the prior year.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 20

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2021			2020				2019
Selected Financial Information	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$124,646	$154,073	$100,522	$117,075	$125,881	$34,855	$86,065	$96,476
Cost of sales	$92,006	$95,782	$57,061	$58,008	$60,275	$26,187	$49,835	$55,033
Cost of sales - standby costs	$—	$—	$—	$—	$—	$9,166	$946	$—
Depletion, depreciation and amortization	$29,122	$28,868	$15,345	$15,399	$17,573	$7,264	$14,169	$17,502
Mine operating earnings (loss)	$3,518	$29,423	$28,116	$43,668	$48,033	($7,762)	$21,115	$23,941
Net (loss) earnings after tax	($18,406)	$15,599	$1,855	$34,545	$30,946	($9,968)	($32,436)	($39,946)
(Loss) earnings per share - basic	($0.07)	$0.06	$0.01	$0.16	$0.14	($0.05)	($0.15)	($0.19)
(Loss) earnings per share - diluted	($0.07)	$0.06	$0.01	$0.15	$0.14	($0.05)	($0.15)	($0.19)

During the third quarter of 2021, mine operating earnings were $3.5 million compared to earnings of $29.4 million in the previous quarter. Net loss for the quarter was $18.4 million compared to earnings of $15.6 million in the prior quarter, as the Company withheld 1.4 million ounces of silver in inventory in anticipation of higher silver prices in the fourth quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2021, the Company had cash and cash equivalents of $192.8 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $5.7 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at September 30, 2021 was $262.5 million compared to $254.4 million at December 31, 2020. Total available liquidity at September 30, 2021 was $272.5 million, including $10.0 million of undrawn revolving credit facility. Subsequent to September 30, 2021, the Company repaid $30 million of debt that had been drawn down from the Scotiabank revolving credit facility.

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cash flow
Cash (used in) generated by operating activities	($11,988)	$55,003	($21,089)	$36,503
Cash used in investing activities	(61,440)	(33,522)	(121,014)	(85,775)
Cash generated by financing activities	41,911	116,172	97,153	115,459
(Decrease) increase in cash and cash equivalents	($31,517)	$137,653	($44,950)	$66,187
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(2,782)	(447)	(818)	(2,760)
Cash and cash equivalents, beginning of the period	227,109	95,230	238,578	169,009
Cash and cash equivalents, end of period	$192,810	$232,436	$192,810	$232,436

First Majestic Silver Corp. 2021 Third Quarter Report	Page 21

The Company’s cash flows from operating, investing and financing activities during the nine months ended September 30, 2021 are summarized as follows:
•Cash used in operating activities of $21.1 million, primarily due to:
•$104.9 million in operating cash flows from operating activities before movements in working capital and taxes;
net of:
•$72.0 million in income taxes paid during the period;
•$54.0 million in net change in non-cash working capital items during the period, including $0.4 million increase in VAT receivables, $15.6 million increase in inventories, $31.2 increase in restricted cash (PEM frozen bank account), net of $5.7 million decrease in trade and other payables; and
•Cash used in investing activities of $121.0 million, primarily related to:
•$97.7 million spent on mine development and exploration activities;
•$33.7 million spent on purchase of property, plant and equipment;
•$12.5 million reclassification of restricted cash for the acquisition of Jerritt Canyon (escrow funds);
•$7.1 million spent on deposits on non-current assets;
•$1.8 million spent on the purchase of marketable securities;
net of:
•$30.0 million of restricted cash acquired through the acquisition of Jerritt Canyon; and
•$2.2 million of net proceeds from the disposal of marketable securities.
•Cash provided by financing activities of $97.2 million, primarily consists of the following:
•$66.7 million of net proceeds from the issuance of shares through the ATM;
•$13.6 million of net proceeds from the exercise of stock options;
•$30.0 million of net proceeds from the drawdown on the Scotiabank revolving credit facility;
net of:
•$6.3 million on repayment of lease obligations.
•$4.2 million payment of financing costs; and
•$2.7 million payment on dividends paid.

As of September 30, 2021 the Company had received $31.2 million (633 million MXN) related to value added tax filings. In connection with the PEM tax ruling, the tax authority has frozen a PEM bank account with funds of $31.2 million as a guarantee against certain disputed tax assessments. This balance consists of VAT refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with SAT's position and is challenging the assessments through the relevant legal channels. Additionally, as part of the acquisition of Jerritt Canyon, the Company was required to hold certain funds in escrow to settle the payment for trigger tax provisions along with any adjustments to working capital. As at September 30, 2021, $12.5 million remained in escrow which the Company expects to be settled within the next twelve months.
Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at September 30, 2021 and December 31, 2020, the Company was fully in compliance with these covenants.

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Contractual Obligations and Commitments

As at September 30, 2021, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$112,731	$112,731	$—	$—	$—
Debt facilities	202,058	3,926	198,132	—	—
Lease liabilities	42,126	10,854	18,222	11,586	1,464
Other liabilities	6,282	—	—	—	6,282
Purchase obligations and commitments	36,387	36,387	—	—	—
	$399,584	$163,898	$216,354	$11,586	$7,746

At September 30, 2021, the Company had working capital of $262.5 million (2020 – $254.4 million) and total available liquidity of $272.5 million (2020 – $319.4 million), including $10.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2021, value added taxes (“VAT”) receivable was $58.0 million (December 31, 2020 - $56.9 million), of which $34.8 million (December 31, 2020 - $37.9 million) relates to PEM. SAT has commenced processing VAT refund requests by PEM in June 2021 and the Company expects the amounts to be refunded within the next twelve months.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 23

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	September 30, 2021
	Cash and cash equivalents	Restricted Cash	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$49,482	$12,505	$—	$6,906	($2,853)	$—	$66,040	$6,604
Mexican peso	33,431	31,161	54,535	—	(41,577)	12,000	89,550	8,955
	$82,913	$43,666	$54,535	$6,906	($44,430)	$12,000	$155,590	$15,559

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		September 30, 2021
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$3,085	$281	$3,366
	$3,085	$281	$3,366

Political and Country Risk
First Majestic currently conducts foreign operations in México and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery
There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Public Health Crises
Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning

First Majestic Silver Corp. 2021 Third Quarter Report	Page 24

COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As at the date of this MD&A, the global reactions to the spread of COVID‐19 have led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions, certain jurisdictions that have previously lifted quarantines have been required to re-impose them. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID‐19 has resulted in a widespread global health crisis that has adversely affected global economies and financial markets and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

In particular, the continued spread of COVID‐19 globally could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

On March 24, 2020, the Mexican federal government implemented a decree imposing certain preventive measures aimed at mitigating the impact of COVID‐19. The decree temporarily suspended certain activities relating to physical gatherings and the transit or movement of individuals and was subsequently amended to restrict access and require the closure of the Company’s mines from April 3, 2020. On May 13, 2020, the Mexican government officially confirmed that mining was deemed essential and operations were permitted to restart on May 18, 2020. On May 23, 2020, Mexican government authorized the Company to restart its mining operations, however, there can be no guarantee that the decree will not be amended in the future to impose more severe measures or restrictions or that state governments in those jurisdictions in which the Company’s facilities are located will not pass similar decrees reducing or preventing access to the Company’s facilities, potentially causing disruption or closure of one or more of the Company’s mines.

As a result of the temporary closures of its facilities, the Company experienced loss of production at its facilities during the second and third financial quarters of 2020. In early November 2020, the Company’s three operating mines had returned to normal operations. Worker availability is a challenge but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors. The Company constructed a Polymerase Chain Reaction ("PCR") laboratory test facilities on site at San Dimas and partnered with test labs at Santa Elena to speed up COVID-19 testing capabilities at its mine sites. Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

The Company continues to monitor the government health measures and in the areas where our mines operate, currently there are no COVID-19 restrictions at this time.

There is no guarantee that the Company will not experience significant disruptions to or additional closures of some or all of its active mining operations due to COVID-19 restrictions in the future. Any such disruptions or closures could have a material adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by the COVID-19 crisis which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. Any long-term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 25

The impact of COVID‐19 and government responses thereto may also continue to have a material impact on financial markets and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 3021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates the Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery. At this time the estimated amount cannot be reliably determined.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at

First Majestic Silver Corp. 2021 Third Quarter Report	Page 26

spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by PEM on the silver sold under the Old Stream Agreement. PEM believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, PEM received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated did not identify any different basis for paying taxes.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $242.2 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $134.1 million (2,723 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items in the Reassessments include reassessments based on the market price of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals have no legal basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose of its concessions and real properties, and to restrict access to funds within its bank account, the latter as disclosed in the Note 18(a)2.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court precedents. As a result, on May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent initiated a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision made by the Federal Court to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors reviewed the written reasons and are of the view that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the

First Majestic Silver Corp. 2021 Third Quarter Report	Page 27

Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the amparo file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari.

The Company intends to continue to challenge the actions of the SAT in Mexican courts, however due to the ongoing COVID-19 crisis, the Mexican courts continues to be available only on a restricted basis for further hearings on these matters.

On March 2, 2021, the Company announced that it submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted by the appointment of all three panel members on August 20, 2021, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have commenced. The first session of the NAFTA Proceedings was held by videoconference on September 24, 2021 to commence discussions regarding the procedural rules which govern the NAFTA Proceedings. These rules were finalized upon the issuance by the Tribunal of Procedural Order No. 1 on October 21, 2021.

If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $223.1 million (4,531 million MXN), before interest or penalties.

Based on the Company’s assessments with third party advisors, the Company believes PEM filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.7 million (155.5 million MXN) and $6.2 million (126.6 million MXN), respectively.  The key items relate to a forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the year ended December 31, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million, through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the nine months ended September 30, 2021.

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Off-Balance Sheet Arrangements

At September 30, 2021, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project. First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2021.

Outstanding Share Data

As at November 2, 2021, the Company has 256,612,414 common shares issued and outstanding.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to September 30, 2021:

Declaration of Quarterly Dividend
On November 3, 2021, the Company's board of directors approved and declared a quarterly common share dividend of $0.0049 per share, payable on and after November 30, 2021, to common shareholders of record at the close of business on November 17, 2021. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the quarter ended September 30, 2021.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2021, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2020 and the following accounting policies, critical judgments and estimates in applying accounting policies:

New and amended IFRS standards that are effective for the current year:
Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks

First Majestic Silver Corp. 2021 Third Quarter Report	Page 29

arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021 and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognise the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production levels intended by management.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

Critical Judgments and Estimates
Fair Value Estimates in the Acquisition of Jerritt Canyon
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 30

Classification of current and non-current restricted cash
The Company assesses the classification of the restricted cash between current and non-current based on the following factors:
•an asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the period; and
•it expects to realize the asset within twelve months after the reporting period.

The evaluation was performed based on the available information at the end of the reporting period; if there are changes in the circumstances the Company will reassess the classification.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", “Production cost per tonne”, “Average realized silver equivalent price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Effective January 1, 2021, the Company transitioned its cost reporting from Cost per Silver Ounce to Cost per Silver Equivalent ("AqEq") Ounce basis. Management believes the change to using silver equivalent ounce will provide management and investors with an improved ability to evaluate operating performance of the Company, as it eliminates volatility in Cash Cost and AISC per ounce due to market volatility in silver and gold prices as well as timing of by-product credit sales. Prior period comparatives of Cash Cost and AISC per ounce have been updated to be consistent with the new AgEq ounce metric.

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also

First Majestic Silver Corp. 2021 Third Quarter Report	Page 31

includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended September 30, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$11,746	$7,424	$3,169	$23,391	$45,730
Milling cost	6,187	6,967	4,827	14,128	32,109
Indirect cost	9,628	3,404	2,833	6,784	22,649
Total production cost (A)	$27,561	$17,794	$10,829	$44,304	$100,488
Add: transportation and other selling cost	274	136	88	20	569
Add: smelting and refining cost	223	94	140	16	473
Add: environmental duty and royalties cost	296	100	80	1,013	1,492
Total cash cost (B)	$28,354	$18,124	$11,137	$45,353	$103,022
Workers’ participation	3,346	108	520	—	3,975
General and administrative expenses	—	—	—	—	5,807
Share-based payments	—	—	—	—	3,069
Accretion of decommissioning liabilities	181	79	131	57	710
Sustaining capital expenditures	7,648	2,978	1,361	14,050	26,497
Operating lease payments	92	1,093	744	300	2,609
All-In Sustaining Costs (C)	$39,621	$22,382	$13,893	$59,760	$145,689
Payable silver equivalent ounces produced (D)	3,420,327	1,060,598	909,609	1,920,310	7,310,844
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	26,145	N/A
Tonnes milled (F)	214,205	234,862	263,645	230,415	943,126

Cash cost per AgEq ounce (B/D)	$8.29	$17.09	$12.25	$23.61	$14.09
AISC per AgEq ounce (C/D)	$11.58	$21.10	$15.28	$31.11	$19.93
Cash cost per AuEq ounce (B/D)	N/A	N/A	N/A	$1,735	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$2,286	N/A
Production cost per tonne (A/F)	$128.67	$75.76	$41.08	$192.17	$106.52

First Majestic Silver Corp. 2021 Third Quarter Report	Page 32

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended September 30, 2020
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$10,219	$4,536	$2,669	$17,424
Milling cost	4,233	6,847	4,107	15,187
Indirect cost	8,452	3,233	2,646	14,331
Total production cost (A)	$22,905	$14,616	$9,422	$46,943
Add: transportation and other selling cost	348	133	124	662
Add: smelting and refining cost	506	166	279	951
Add: environmental duty and royalties cost	416	142	139	697
Total cash cost (B)	$24,175	$15,057	$9,964	$49,253
Workers’ participation	2,146	51	80	2,276
General and administrative expenses	—	—	—	5,045
Share-based payments	—	—	—	1,703
Accretion of decommissioning liabilities	136	71	116	570
Sustaining capital expenditures	7,047	2,460	1,075	12,735
Operating lease payments	60	192	644	1,187
All-In Sustaining Costs (C)	$33,564	$17,831	$11,879	$72,769
Payable silver equivalent ounces produced (D)	3,124,100	1,089,935	980,303	5,194,338
Tonnes milled (E)	189,918	204,577	261,425	655,920

Cash cost per AgEq ounce (B/D)	$7.74	$13.81	$10.16	$9.48
AISC per AgEq ounce (C/D)	$10.74	$16.36	$12.12	$14.01
Production cost per tonne (A/E)	$120.60	$71.44	$36.04	$71.56

First Majestic Silver Corp. 2021 Third Quarter Report	Page 33

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine Months Ended September 30, 2021
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$36,038	$21,972	$9,692	$38,209	$105,911
Milling cost	21,097	21,080	13,688	22,254	78,119
Indirect cost	29,459	10,752	8,411	9,834	58,457
Total production cost (A)	$86,594	$53,803	$31,791	$70,298	$242,486
Add: transportation and other selling cost	984	458	324	33	1,958
Add: smelting and refining cost	1,064	358	479	27	1,928
Add: environmental duty and royalties cost	1,092	356	290	1,395	3,133
Total cash cost (B)	$89,734	$54,975	$32,884	$71,753	$249,505
Workers’ participation	9,364	215	758	—	10,338
General and administrative expenses	—	—	—	—	18,802
Share-based payments	—	—	—	—	9,431
Accretion of decommissioning liabilities	541	237	393	323	2,277
Sustaining capital expenditures	26,553	12,122	3,344	18,678	62,277
Operating lease payments	217	1,776	2,078	515	5,712
All-In Sustaining Costs (C)	$126,409	$69,325	$39,457	$91,269	$358,342
Payable silver equivalent ounces produced (D)	9,504,954	3,083,303	2,495,405	3,189,438	18,273,100
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	44,907	N/A
Tonnes milled (F)	616,053	654,600	735,905	377,026	2,383,584

Cash cost per AgEq ounce (B/D)	$9.44	$17.83	$13.18	$22.41	$13.65
AISC per AgEq ounce (C/D)	$13.30	$22.48	$15.81	$28.53	$19.60
Cash cost per AuEq ounce (B/D)	N/A	N/A	N/A	$1,598	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$2,032	N/A
Production cost per tonne (A/E)	$140.56	$82.18	$43.19	$186.46	$101.73

First Majestic Silver Corp. 2021 Third Quarter Report	Page 34

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Nine Months Ended September 30, 2020
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$27,992	$11,491	$6,492	$45,975
Milling cost	13,290	16,879	10,762	40,931
Indirect cost	21,735	7,331	6,630	35,696
Total production cost (A)	$63,018	$35,701	$23,884	$122,603
Add: transportation and other selling cost	791	263	265	1,504
Add: smelting and refining cost	1,133	327	508	1,981
Add: environmental duty and royalties cost	853	298	196	1,345
Total cash cost (B)	$65,795	$36,589	$24,853	$127,433
Workers’ participation	10,560	151	290	11,000
General and administrative expenses	—	—	—	16,250
Share-based payments	—	—	—	6,028
Accretion of decommissioning liabilities	416	217	352	1,739
Sustaining capital expenditures	18,362	6,397	2,814	31,496
Operating lease payments	233	289	1,927	3,325
All-In Sustaining Costs (C)	$95,366	$43,643	$30,236	$197,271
Payable silver equivalent ounces produced (D)	9,188,868	3,276,798	2,417,859	14,883,525.43
Tonnes milled (E)	504,417	472,000	612,204	1,588,621

Cash cost per AgEq ounce (B/D)	$7.16	$11.17	$10.28	$8.56
AISC per AgEq ounce (C/D)	$10.38	$13.32	$12.50	$13.25
Production cost per tonne (A/E)	$124.92	$75.64	$39.01	$77.19

First Majestic Silver Corp. 2021 Third Quarter Report	Page 35

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues as reported	$124,646	$125,881	$379,241	$246,801
Add back: smelting and refining charges	474	951	1,929	1,981
Gross revenues	125,120	126,832	381,170	248,782
Less: Sandstorm gold revenues	(689)	(802)	(2,028)	(2,056)
Less: Wheaton gold revenues	(7,014)	(5,930)	(20,226)	(16,485)
Gross revenues, excluding Sandstorm, Wheaton (A)	$117,417	$120,100	$358,916	$230,241

Payable silver equivalent ounces sold	6,061,557	6,328,867	16,575,585	14,294,458
Less: Payable silver equivalent ounces sold to Sandstorm	(112,423)	(138,087)	(308,105)	(418,612)
Less: Payable silver equivalent ounces sold to Wheaton	(865,884)	(871,856)	(2,321,765)	(2,209,612)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	5,083,250	5,318,924	13,945,715	11,666,234

Average realized silver price per ounce (A/B)	$23.10	$22.58	$25.74	$19.74
Average market price per ounce of silver per COMEX	$24.31	$24.35	$25.75	$19.21

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operating Cash Flows before Working Capital and Taxes	$22,605	$52,220	$104,926	$59,119
Weighted average number of shares on issue - basic	256,363,759	214,919,070	240,687,196	211,333,281
Cash Flow per Share	$0.09	$0.24	$0.44	$0.28

First Majestic Silver Corp. 2021 Third Quarter Report	Page 36

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes certain non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net (loss) earnings as reported	($18,406)	$30,946	($952)	($11,458)
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(8,073)	9,551	(19,266)	7,863
Share-based payments	3,069	1,703	9,431	6,028
Loss (gain) from investment in derivatives and marketable securities	5,169	(2,497)	2,298	(4,418)
Write-down on assets held-for-sale	—	—	2,081	—
Write-down (recovery) of mineral inventory	—	—	6,034	(443)
Acquisition costs	127	—	1,950	—
Unrealized (gain) loss on foreign currency derivatives	—	(7,541)	—	4,862
Standby costs related to COVID-19 Suspension	—	—	—	7,162
(Gain) loss on divestiture of exploration projects	—	(6,421)	—	3,685
Adjusted net (loss) earnings	($18,114)	$25,741	$1,576	$13,281
Weighted average number of shares on issue - basic	256,363,759	214,919,070	240,687,196	211,333,281
Adjusted EPS	($0.07)	$0.12	$0.01	$0.06

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	September 30, 2021	December 31, 2020
Current Assets	$400,123	$356,046
Less: Current Liabilities	(137,646)	(101,626)
Working Capital	$262,477	$254,420
Available Undrawn Revolving Credit Facility	10,000	65,000
Available Liquidity	$272,477	$319,420

First Majestic Silver Corp. 2021 Third Quarter Report	Page 37

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•     provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management excluded from its assessment the internal controls, policies and procedures of Jerritt Canyon, which the Company acquired control on April 30, 2021. Jerritt Canyon’s total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 35%, 39%, 21% and 1,906%, respectively, of the condensed interim consolidated financial statement amounts as of September 30, 2021. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the exception of the internal controls of Jerritt Canyon, there have been no significant changes in our internal controls during the quarter ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

First Majestic Silver Corp. 2021 Third Quarter Report	Page 38

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

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Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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